
Mail Stop 7010

April 2, 2007

via U.S. mail and facsimile

William Cook, Chief Executive Officer
Donaldson Company, Inc.
1400 West 94th Street
Minneapolis, Minnesota 55431

> **RE:** **Donaldson Company, Inc**
> **Form 10- K for the Fiscal Year Ended July 31, 2006**
> **Filed October 3, 2006**
> **File No. 1-7891**

Dear Mr. Cook:

We have reviewed your response letter dated March 16, 2007 and have the following additional comment.

Form 10-K for the Fiscal Year Ended July 31, 2006

Segments

We have read your response to prior comment one. Given the below factors it appears we didn't receive a complete copy of the internal reports that you submit to your chief executive officer (CEO), whom you have identified as your chief operating decision maker (CODM).

- In your letter dated March 16, 2007, you say that "while geographic and other information is produced to comply with our statutory regulations as well as local country business management, this information is not used by the CODM to allocate resources or assess performance." We assume from this statement that your CEO actually receives additionally reports than the reports submitted to us.
- We note from appendix B that you have removed pages from the board book relating to the minutes, agenda topics and other non-financial matters.

Please submit to us a complete copy of the internal reports provided to your CEO during the 2005 and 2006 fiscal year. In other words, we expect two reporting packages, one for the 12 months ended 2005 and 2006. If the CODM does not regularly receive any other disaggregated operating performance information on a geographic or on a product line basis, then please clarify this fact in your letter.

* * * *

As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot at (205) 551-3738 or, me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief